Exhibit 99.2

FIVERR INTERNATIONAL LTD. 8 ELIEZER KAPLAN STREET TEL AVIV 6473409, ISRAEL
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If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on October 24, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V23346-P98669	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FIVERR INTERNATIONAL LTD.

The Board of Directors recommends you vote FOR the following proposals:

1.
To re-elect Jonathan Kolber and elect Yael Garten as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified.

	Nominees:		For	Against	Abstain			For	Against	Abstain

	1a.	Jonathan Kolber	☐	☐	☐	4.	To approve an amendment to the employment terms of the Company’s Chief Executive Officer and Chairman of the Board.	☐	☐	☐

	1b.	Yael Garten	☐	☐	☐			Yes	No

2.	To approve an increase of the Company’s authorized share capital and to amend the Company’s Articles of Association accordingly.		☐	☐	☐		4a.
Please answer YES if you are not a controlling shareholder of the Company or you do not have a personal interest in the approval of this Proposal

IMPORTANT: UNLESS PROPOSAL 3 IS APPROVED, YOUR VOTE ON PROPOSAL 4 WILL ONLY BE COUNTED IF YOU MARK “YES.”

We believe that shareholders should generally mark “YES.”
The only exception, to our knowledge, applicable to this Proposal 4 under Israeli law is our Chief Executive Officer, his relatives and his affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement).
								☐	☐
3.	To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors.		☐	☐	☐

			Yes	No
3a.
Please answer YES if you are not a controlling shareholder of the Company or you do not have a personal interest in the approval of this Proposal

IMPORTANT: YOUR VOTE ON PROPOSAL 3 WILL ONLY BE COUNTED IF YOU MARK “YES.”

We believe that shareholders should generally mark “YES.”
The only exception, to our knowledge, applicable to this Proposal 3 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement).
			☐	☐

.
								For	Against	Abstain
						5.	To approve a reduction to the total compensation terms of the Company’s non-executive Directors.	☐	☐	☐

6.
To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
								☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

V23347-P98669

FIVERR INTERNATIONAL LTD.
Proxy to Annual General Meeting of Shareholders
To be held on October 25, 2023
This proxy is solicited on behalf of the Board of Directors

The shareholder(s) hereby appoint(s) Esti Levy-Dadon, EVP Finance, Yair Shalmoni, Director of Legal, and Dikla Eltahan, Legal Counsel, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Fiverr International Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on October 25, 2023, at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations, provided, however, in the case of Proposal 3, and Proposal 4 if Proposal 3 is not approved, that the accompanying Items 3a or 4a, respectively, are also completed, as required.

Continued and to be signed on reverse side